Item 1

ICICI Limited

MEETING OF BOARD OF DIRECTORS

The Board of Directors of ICICI will consider the audited financial results for three months period ended June 30, 2000 at its Meeting to be held on July 28, 2000, in Mumbai.

July 14, 2000

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com
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